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                              April 4, 2024

       Charles D. Schmalz
       Chief Executive Officer
       EWSB Bancorp, Inc.
       109 West Second Street
       Kaukauna, WI 02492

                                                        Re: EWSB Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2024
                                                            File No. 333-277828

       Dear Charles D. Schmalz:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact Madeleine Mateo at (202) 551-3465 to discuss how to
                                                        submit the materials,
if any, to us for our review.
       Cover Page

   2. We note your disclosure on page 6 and other sections of the prospectus that generally no individual may purchase
more than 15,000 shares of common stock. Please disclose the maximum purchase amount
on the cover page of the prospectus.
 Charles D. Schmalz
FirstName   LastNameCharles D. Schmalz
EWSB Bancorp,     Inc.
Comapany
April       NameEWSB Bancorp, Inc.
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
Summary, page 1

3. We note that based on your website, you appear to offer insurance products. If material to an understanding of your business, please include disclosure about your insurance products here, in the Management's Discussion and Analysis of Financial Condition and
         Results of Operations and Business sections, and elsewhere as appropriate or advise.
         Please refer to Item 101(h) of Regulation S-K.
4. Refer to page 110. We note your disclosure that depositors of East Wisconsin Savings
         Bank are members of, and have voting rights in, Wisconsin Mutual Bancorp, MHC, as to all matters requiring a vote of members. Upon completion of the conversion, depositors will no longer have voting rights. Please disclose this in the summary section or include a cross-reference to this section.
5. Please disclose here that you have incurred losses in the two most recent fiscal years.
Risk Factors, page 15

6. We note your disclosure on page 51 that deposits decreased $18.7 million, or 7.5% from
         December 31, 2022 to December 31, 2023. Please include risk factor disclosure describing material risks to investors as a result of the past, as well as possible future decreases in deposits.
7. We note your disclosure on page 66 that 9% of your one- to four-family residential real estate loans were jumbo loans. If material, please disclose risks to investors as a result of originating a significant number of jumbo loans or advise.
The geographic concentration of our loan portfolio, page 16

8. If your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures, please consider revising the risk factor to include this information.
Inflationary pressures and rising prices may affect our results of operations, page 18

9. We note your risk factor indicating that inflation can have an adverse impact on your business and on your customers. Please update this risk factor to discuss if recent inflationary pressures have materially impacted your operations. In this regard, if applicable, discuss how your business has been materially affected by the inflationary pressures you are facing.
 Charles D. Schmalz
FirstName   LastNameCharles D. Schmalz
EWSB Bancorp,     Inc.
Comapany
April       NameEWSB Bancorp, Inc.
       4, 2024
April 34, 2024 Page 3
Page
FirstName LastName
Risks Related to Our Business Strategy and Operational Matters, page 19

10. For each of the practices, conditions, and requirements in the memorandum of understanding, please describe here or elsewhere, as appropriate, the actions you have taken or plan to take to resolve each noted area, including a summary of your progress to date.
Our Policy Regarding Dividends, page 37

11. We note your disclosure in the risk factor on page 20 that your net worth ratio was less than 6% and you may be restricted from paying dividends while this ratio continues to be less than 6%. Please revise this section to describe this limitation on payment of dividends.
Provision for Credit Losses, page 53

12. We note your disclosure that the provision for 2023 was due to your adoption of the
         CECL methodology. Please enhance your discussion to include the factors that influenced
         management   s estimate of expected credit losses as of December 31,
2023, under the
         CECL methodology.
Management of Market Risk, page 56

13. We note your references to the asset liability committee here. You also state that the committee is "comprised of executive officers and certain other members of senior management, and reports to the full board of directors on at least a quarterly basis." Please disclose if this committee is a sub-committee of your board of directors and who serves on the committee. Disclose if the board or the asset liability committee sets policies and guidelines for managing interest rate risk and if so, whether the changes referenced in the first paragraph below the two tables on page 58 were within the limits of such policies and guidelines.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 60

14.      We note your disclosure on page F-12 that the allowance for credit
losses (   ACL   ) related
         to your off-balance sheet credit exposures is estimated at each balance sheet date under the CECL model. Please revise your discussion to include the amount of ACL that relates to your off-balance sheet credit exposures as of each period presented.
Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority, page 72

15. We note your references to the "loan committee" in this section. Please clarify if the committee is comprised of your officers and directors and disclose who currently serves on the committee.
 Charles D. Schmalz
FirstName   LastNameCharles D. Schmalz
EWSB Bancorp,     Inc.
Comapany
April       NameEWSB Bancorp, Inc.
       4, 2024
April 44, 2024 Page 4
Page
FirstName LastName
Allocation of Allowance for Credit Losses, page 78

16. We note your tabular disclosure on page F-26 depicting changes in the allowance for credit losses for the twelve months ended December 31, 2023. This disclosure indicates that while the adoption of the CECL methodology under ASC 326 did not result in a transition adjustment to the overall allowance for credit losses, it did result in adjustments to the allowance associated with different segments and classes of loans receivable. Please revise the discussion on page 78 to disclose how the adoption impacted the comparative allocation of the allowance loan loss table, including noted increases and decreases in allocated amounts, such as those associated with one-to four family real estate loans and consumer loans, etc. Please also ensure that other filing disclosures associated with your
         CECL adoption are consistent and complete, especially those associated with your different loan segments and classes.
Internal Agreement with Regulators, page 95

17. We note your disclosure here that the MOU "places certain restrictions on [your]
         operations." Please briefly describe material restrictions placed on your operations by the
         MOU or advise.
The Business Background of Our Directors and Executive Officers, page 97

18. Please revise the biographical descriptions for Ms. Lisa Cruz, Mr. Kenneth Demerath, Ms.
         Lori Hoersch, and Mr. Steve Tyink to disclose the period during which each such director or executive officer has served in that position. In addition, please revise to provide each officer's or director's principal occupation and employment during the past five years, the dates they served in those roles and the name and principal business of any corporation or other organization in which such occupation and employment was carried on. Refer to
         Item 401(e) of Regulation S-K.
Transactions with Certain Related Persons, page 99

19. Please provide all the information required by Item 404(d) of Regulation S-K in this section. As non-exclusive examples, we note your disclosure on page 51 that Old EWSB
         Bancorp issued promissory notes to various directors and officers and that New EWSB
         Bancorp will pay a fee to the Bank for the use of its premises on page
62. In addition,
         refer to your disclosure regarding the "related party subordinated promissory notes" on page F-34.
Benefits to be Considered Following Completion of the Stock Offering, page 104

20. Please remove the last paragraph on page 106 starting with "[t]he tables presented above are provided for informational purposes only."
 Charles D. Schmalz
FirstName   LastNameCharles D. Schmalz
EWSB Bancorp,     Inc.
Comapany
April       NameEWSB Bancorp, Inc.
       4, 2024
April 54, 2024 Page 5
Page
FirstName LastName
Approvals Required, page 109

21. We note that the affirmative vote of a majority of the total votes eligible to be cast by the members of Wisconsin Mutual Bancorp, MHC (i.e., depositors and certain borrowers of
         East Wisconsin Savings Bank) is required to approve the plan of conversion. Please revise to disclose when you plan to conduct these votes, how the timing of the vote relates to the timing of the effectiveness of the registration statement, and how this vote will be conducted, such as with a proxy statement, or advise. Please also briefly describe what types of matters currently require depositor approval under "Effect on Voting Rights of
         Depositors" on page 110.
Note 13. Equity and Regulatory Matters, page F-38

22.      We note your disclosure on page F-40 that at December 31, 2023, the
Bank   s net worth
         ratio was 4.1%. We also note your disclosure on pages 20, 33, 39 and 60 that the net worth ratio was 4.5%. Please explain this apparent inconsistency and revise your disclosure as necessary.
Exhibits

23. We note that you entered into an agreement with an unaffiliated broker as a source for certain marine and recreational vehicles per your disclosure on page
71. If material, please
         file the agreement as an exhibit to the registration statement and disclose its material terms. Refer to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shannon Davis at 202-551-6687 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Zachary A. Davis, Esq.